

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2018

David J. Moss
Chief Financial Officer
INmune Bio Inc.
1224 Prospect Street, Suite 150
La Jolla, CA 92037

   Re: INmune Bio Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed September 26, 2018
     File No. 333-227122

Dear Mr. Moss:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Use of Proceeds, page 33

1. We note your response to our prior comment 2 that you will conduct a Phase I/II trial for ovarian cancer for INKmune. If this is true, please revise your disclosure about a Phase 1 trial for INKmune in ovarian cancer in the lead-in paragraph to the bullet points on page 34 to be consistent. Also, if the Phase 1 trial for INKmune in high risk MDS referred to in the lead-in paragraph to the bullet points on page 34 is also a Phase I/II trial as noted in the fourth bullet point on page 34, please revise for consistency.

David J. Moss
INmune Bio Inc.
October 5, 2018
Page 2

      You may contact Vanessa Robertson at 202-551-3649 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: David Manno, Esq.